Radisys Corporation
5435 N.E. Dawson Creek Drive
Hillsboro, Oregon 97124
Telephone: (503) 615-1100

December 11, 2018

VIA EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549
Re: Radisys Corporation Request to Withdraw Registration Statement on Form S-3 File No. 333-212861
Ladies and Gentlemen:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Radisys Corporation, an Oregon corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-3 together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was originally filed with the Commission on August 3, 2016.
The Company is applying for withdrawal of the Registration Statement because on December 11, 2018, pursuant to the terms of the Agreement and Plan of Merger, dated June 29, 2018, by and among the Company, Reliance Industries Limited (“Reliance”), and Integrated Cloud Orchestration (ICO), Inc., an Oregon corporation and wholly owned subsidiary of Reliance (“Merger Sub”), Merger Sub merged with and into the Company, with the Company continuing as the surviving company and a wholly owned subsidiary of Reliance Industries Limited. No securities were sold or will be sold under the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.
The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement.
We would be grateful if you could please send copies of the written order granting withdrawal of the Registration Statement to Jonathan Wilson, Chief Financial Officer, Radisys Corporation, at the above-mentioned address, with a copy to Jack Bodner, Covington & Burling LLP, The New York Times Building, 620 Eighth Avenue, New York, NY 10018-1405.
Please do not hesitate to contact Jack Bodner at (212) 841-1079 or jbodner@cov.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours, Radisys Corporation By: /s/Jonathan Wilson Name: Jonathan Wilson Title: Vice President of Finance, Chief Financial Officer